UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2006
Commission File Number:
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒   Form 20-F   ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐Yes   ☒No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GMARKET ANNOUNCES GROSS MERCHANDISE VALUE FIGURES FOR THE FIRST SIX MONTHS OF 2006
ABOUT GMARKET
CONTACTS
FORWARD-LOOKING STATEMENTS
SIGNATURES

GMARKET ANNOUNCES GROSS MERCHANDISE VALUE FIGURES FOR THE FIRST SIX MONTHS OF 2006
Seoul, Korea, July 12, 2006 — Gmarket Inc. (Nasdaq: GMKT) (“Gmarket”) announced today that its gross merchandise value (“GMV”), which represents the total value of all items sold on its website, totaled 1.013 trillion Won (approx. US$1.068 billion) for the first half of 2006. This amount is slightly less than Gmarket’s GMV for all of 2005, which was 1.080 trillion Won (approx. US$1.140 billion).
Gmarket recorded GMV of 543.75 billion Won (approx. US$573.28 million) for the second quarter of 2006, which is a 260% year-over-year increase from the GMV amount recorded in the second quarter of 2005 of 206.63 billion Won (approx. US$217.85 million).
Gmarket plans to announce its financial results for Q2 2006, which will be prepared in accordance with U.S. GAAP, during the second week of August 2006.
Notes: (1) The Dollar amounts provided in this release are based on the exchange rate of 948.50 Won to US$1.00, which is the noon buying rate in effect on June 30, 2006 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than Gmarket does.
ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
CONTACTS
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com
FORWARD-LOOKING STATEMENTS
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, together with such other documents as we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES
        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)

By:	/s/ Duckjun (D.J.) Lee

Name: Title:	Duckjun (D.J.) Lee Chief Financial Officer
Date: July 12, 2006